*    THIS IS A CONFIRMING COPY OF A FILING MADE IN PAPER FORM ON
               MAY 13, 1996 THAT INCLUDED THE REQUISITE FILING FEE.

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No: Initial)*

                               FIRSTSERVICE CORPORATION
                                   (Name of Issuer)

                                    COMMON SHARES
                            (Title of Class of Securities)

                               33761N109 (CUSIP Number)

                   Harold P. Hands, Executive Vice President, Legal
                           MACKENZIE FINANCIAL CORPORATION,
             150 BLOOR STREET WEST, SUITE M111, TORONTO, ONTARIO  M5S 3B5
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 7, 1994*
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ X ].

          Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












          ________________________________________________________________

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Industrial Equity Fund Limited, by its Investment Advisor, Mackenzie Financial Corporation
          _________________________________________________________________

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[     ]
                                                                 (b)[  X  ]
          _________________________________________________________________

          3.   SEC USE ONLY
          _________________________________________________________________

          4.   SOURCE OF FUNDS

               Internal, Investment Company Assets
          _________________________________________________________________

          5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(E)

          _________________________________________________________________

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Toronto, Ontario, Canada
          _________________________________________________________________

                         7.   SOLE VOTING POWER
                              598,200 shares (through Investment Advisor,
                              Mackenzie Financial Corporation)
          NUMBER OF      __________________________________________________
          SHARES
          BENEFICIALLY   8.   SHARED VOTING POWER
          OWNED BY            Nil
          EACH           __________________________________________________
          REPORTING
          PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                598,200 shares (through Investment Advisor,
                              Mackenzie Financial Corporation)
                         __________________________________________________

                         10.  SHARED DISPOSITIVE POWER
                              Nil
          ________________________________________________________________

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               598,200 Shares
          _________________________________________________________________














          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.* [ ]
          _________________________________________________________________

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.6%
          _________________________________________________________________

          12.  TYPE OF REPORTING PERSON*

               IC-Unregistered Investment Company (Canadian Mutual Fund Corporation).
          _________________________________________________________________

          ITEM 1    SECURITY AND ISSUER
                    Common Shares
                    FirstService Corporation
                    1140 Bay Street, Suite 4000
                    Toronto, ON M5S 2B4

          ITEM 2    IDENTITY AND BACKGROUND

          ITEM 2(a) NAME
                    Industrial Equity Fund Limited

          ITEM 2(b) BUSINESS ADDRESS
                    150 Bloor Street West, Suite M111
                    Toronto, Ontario M5S 3B5

          ITEM 2(c) PRINCIPAL BUSINESS
                    Canadian Mutual Fund Corporation

          ITEM 2(d) CRIMINAL CONVICTIONS
                    Nil

          ITEM 2(e) CIVIL PROCEEDINGS
                    Nil

          ITEM 2(f) CITIZENSHIP
                    N/A

          ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Purchase price paid from internal source - net assets of Canadian Mutual Fund Corporation

          ITEM 4    PURPOSE OF TRANSACTION
                    The purpose of the transactions reported on this Form
                    Schedule 13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

          ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          ITEM 5(a) AGGREGATE NUMBER AND PERCENTAGE OF SHARES BENEFICIALLY
                    OWNED
                    598,200 shares, 6.6%

          ITEM 5(b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                         (i)       Sole power to vote or direct the vote:
                                   598,200 shares through Investment
                                   Adviser (Mackenzie Financial Corp.)
                         (ii)      Shared power to vote or direct the vote:
                                   NIL
                         (iii)     Sole power to dispose or direct the
                                   disposition:
                                   598,200 shares through Investment
                                   Adviser (Mackenzie Financial Corp.)
                         (iv) Shared power to dispose or direct the disposition: NIL

          ITEM 5(c) TRANSACTIONS
                         (i)       Transaction effected by:
                                   Industrial Equity Fund Limited
                         (ii)      Date:  June 7, 1994
                         (iii)     Amount:  195,200 shares
                         (iv)      Price per share:  $5.75
                         (v)       Where and how transaction effected:
                                   Market Transaction

          ITEM 5(d) OTHER INTERESTS
                    Nil

          ITEM 5(e) DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5%
                    N/A

          ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                    N/A

          ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
                    N/A

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    HAROLD P. HANDS                    Date:  May 13, 1996
                    Executive Vice President,
                    Legal